UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 56)*

WMS INDUSTRIES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

969-901-107

(CUSIP Number)

Sumner M. Redstone
846 University Ave.
Norwood, Massachusetts 02062
Telephone:  (781) 461-1600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

April 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), Rule 13d-1(f) or Rule 13d-l(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A

CUSIP No. 969-901-107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0**
	10	SHARED DISPOSITIVE POWER 2,859,955***
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,955***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14		TYPE OF REPORTING PERSON (See Instructions) IN

*      Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

**    Does not include 11,850 shares owned by Mr. Sumner Redstone’s wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

***  Includes shares owned by National Amusements, Inc.
Page 2 of 10 Pages

SCHEDULE 13D/A

CUSIP No. 969-901-107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,859,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.80%
14		TYPE OF REPORTING PERSON (See Instructions) CO

*      Voting power subject to Voting Proxy Agreement described in Item 6 of this Statement.

Page 3 of 10 Pages

Item 1.	Security and Issuer

This Amendment No. 56 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone, National Amusements, Inc. (“NAI”) and the Sumner M. Redstone Charitable Foundation (u/t/d August 26, 1986) with respect to the voting common stock, $.50 par value per share (the “Common Shares”), of WMS Industries Inc. (the “Issuer”) as follows:

Item 2.	Identity and Background

Item 2 is hereby amended by deleting the Sumner M. Redstone Charitable Foundation as a filing person.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and replaced in its entirety with the following:

“The securities have been acquired for the purpose of investment.  Subject to market conditions, the Reporting Persons may, at any time and from time to time, choose to maintain its current level of ownership or dispose of additional Common Shares of the Issuer held by them.  Any sales of securities of WMS will be made in the open market, in privately negotiated transactions or otherwise.  Except as described above, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and replaced in its entirety with the following:

(a)           NAI is currently the beneficial owner, with shared dispositive and no voting power, of 2,859,955 Common Shares, or approximately 5.80% of the issued and outstanding Common Shares of the Issuer (based on 49,323,525 shares of Common Shares that were reported to be issued and outstanding as of January 30, 2009).

(b)           As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner with no voting power of 2,859,955 Common Shares, or approximately 5.80% of the issued and outstanding Common Shares of the Issuer.

(c)           Transactions effected since the filing of Amendment No. 55 to this Statement on Schedule 13D with the Securities and Exchange Commission on July 28, 2008.  (The transactions were executed by J.P. Morgan Securities Inc., New York, NY):

The following sales were made by National Amusements, Inc. on April 8, 2009:

Price	Number of Shares
22.600	216,272
22.610	45,441
22.620	35,385
22.625	100

Page 4 of 10 Pages

Price	Number of Shares
22.630	6,819
22.640	54,762
22.650	23,300
22.660	6,300
22.670	9,938
22.680	5,500
22.690	2,146
22.700	32,223
22.710	8,700
22.720	4,600
22.730	2,600
22.740	10,100
22.750	6,700
22.760	1,800
22.770	4,700
22.780	26,224
22.790	3,272
22.800	50,600
22.803	100
22.805	500
22.810	27,100
22.815	600
22.820	28,300
22.825	500
22.830	21,070
22.835	100
22.840	19,658
22.845	600
22.850	29,000
22.855	600
22.860	20,282
22.865	400
22.870	15,730
22.875	300
22.880	11,600
22.885	1,400
22.890	9,500
22.895	300
22.900	19,800
22.910	18,900
22.920	21,967
22.925	300
22.930	19,653
22.930	100
22.940	19,091
22.945	800
22.950	25,100
22.955	400
22.960	17,400

Page 5 of 10 Pages

Price	Number of Shares
22.965	200
22.970	16,100
22.975	400
22.980	11,803
22.990	11,342
23.000	18,100
23.010	3,078
23.020	1,500
23.030	100
23.040	500
23.050	100
23.060	200
23.100	500
23.120	200
23.130	200
23.150	1,600
23.160	700
23.170	1,100
23.180	1,200
23.190	1,400
23.200	1,300
23.205	200
23.210	200
23.220	300
23.230	824
23.240	100
23.250	6,700
23.260	1,800
23.270	400
23.280	1,200
23.290	2,400
23.300	13,120
23.310	6,400
23.320	3,854
23.330	4,131
23.335	100
23.340	769
23.345	400
23.350	1,600
23.360	2,600
23.370	1,400
23.380	3,200
23.390	700
23.400	3,900
23.410	700
23.420	1,500
23.430	1,400
23.440	2,100
23.450	908

Page 6 of 10 Pages

Price	Number of Shares
23.455	492
23.460	500
23.470	900
23.480	100
23.500	9,800
23.510	1,500
23.530	300
23.540	2
23.560	1,100
23.570	700
23.590	1,000
23.630	1,600
23.640	1,573
23.645	100
23.650	2,327
23.660	2,700
23.670	2,356
23.680	2,644
23.690	3,044
23.700	700
23.710	854
23.720	1,100
23.730	5,800
23.740	800
23.750	627
23.760	1,750
23.770	700
23.790	470
23.800	100
23.820	600
23.830	299
23.840	900
23.850	400
23.860	400
23.870	300
23.880	200
23.920	600
23.940	700
23.950	200
23.960	300
23.970	600
23.980	700
23.990	1,700
24.000	1,400
24.005	300
24.010	400
24.015	600
24.020	200
24.030	200

Page 7 of 10 Pages

Price	Number of Shares
24.040	1,144
24.050	656
24.060	1,700
24.070	1,014
24.080	86
24.090	300
24.100	1,600
24.110	1,600
24.120	900
24.125	100
24.130	2,800
24.140	6,200
24.150	9,085
24.160	7,084
24.165	100
24.170	6,460
24.175	500
24.180	2,401
24.190	2,999
24.195	100
24.200	4,629
24.205	100
24.210	1,700
24.220	842
24.230	200
24.240	900
24.250	200
24.260	1,200
24.280	700
24.310	200
24.320	100
24.340	200
TOTAL SHARES SOLD	1,137,600

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement between National Amusements, Inc. and Mr. Sumner M. Redstone

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 9, 2009	SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

Page 9 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated November 21, 1985 (the “Schedule 13D”), with respect to the Common Stock, par value $.50 per share, of WMS Industries Inc. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of April, 2009.

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman of the Board and Chief Executive Officer

SUMNER M. REDSTONE

/s/ Sumner M. Redstone
Sumner M. Redstone,
Individually

Page 10 of 10 Pages